Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2009
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@jp.tdk.com
TDK to Delist American Depositary Shares (ADSs) from NYSE
and Terminate SEC Reporting Obligations
TOKYO JAPAN, April 7, 2009 — TDK Corporation (“TDK” or “the Company”) today announced its decision to file for voluntary delisting of its American Depositary Shares (“ADSs”), each representing one share of common stock of TDK, from the New York Stock Exchange (the “NYSE”). In connection with the delisting, TDK intends to file for deregistration of the ADSs under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as described below.
1.	Reasons for Delisting

In June 1982, TDK listed its ADSs on the NYSE primarily to raise funds, bolster corporate creditworthiness and the TDK brand, and broaden its investor base, as it globalized its business operations and rapidly expanded overseas sales. Ever since, the Company has worked to expand its operations in the U.S. and elsewhere around the world.

However, TDK has now decided to delist its ADSs for two main reasons. First, TDK has now achieved almost all the initial objectives of the U.S. ADS listing. Second, TDK’s average daily trading volume of shares represented by ADSs on the NYSE accounted for less than 5% of worldwide trading in the 12 month period ending on March 31, 2009. Considering the limited trading volume on the NYSE, TDK believes that the costs and expenses associated with maintaining a listing on the NYSE, including costs associated with being an SEC reporting company, outweigh the benefits of continuing such listing.

2.	Accounting Standards for Consolidated Financial Statements

TDK will continue to prepare its consolidated financial statements using accounting standards generally accepted in the U.S. (U.S. GAAP) in order to facilitate comparison and to protect shareholder and investor interests.

3.	Outlook

TDK plans to file for delisting of the ADSs from the NYSE on April 7, 2009 and complete the delisting process by late April. Following the delisting, TDK intends to maintain its American Depositary Receipt (“ADR”) program in the U.S. as a Level 1 ADR Program. TDK anticipates that the ADSs will trade in the U.S. over-the-counter (“OTC”) market following delisting, however, the company has not as of the date of this release arranged for quotation of the ADSs in any quotation medium. TDK will not be registering or listing the ADSs on any U.S. national securities exchange following delisting. TDK’s common stock will remain listed on the Tokyo Stock Exchange and the London Stock Exchange.

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4.	Filing for Deregistration under U.S. Securities Laws

Upon the delisting of the ADSs from the NYSE, TDK plans to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. Such reporting obligations, including TDK’s obligation to file annual reports on Form 20-F and submit reports on Form 6-K, will be immediately suspended upon filing the Form 15F, and deregistration under the Exchange Act will be effective 90 days thereafter, unless the Securities and Exchange Commission objects. However, TDK will continue to disclose financial statements and other information in English on its Internet website at http://www.tdk.co.jp/tetop01/index.htm.

5.	Contact for Holders of ADSs

For ADR inquiries, please contact Citibank ADR Shareholder Services toll free at 1-877-CITIADR (1-877-248-4237) during normal business hours (08:30 AM - 6:00 PM New York Time)
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
April 7, 2009	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager of Corporate Communications Department